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                                                                Exhibit (a)(4)

                                RB ASSET, INC.
                       645 Fifth Avenue, Eighth Floor,
                             New York, N.Y. 10022


                                                               November 25, 1998



To:      Holders of 15% Non-Cumulative Perpetual
         Preferred Stock, Series A, of RB Asset, Inc.


Dear Stockholder:

         We are pleased to enclose a copy of the Company's offer to exchange (the "Exchange Offer") $25.94 principal amount of its Increasing Rate Junior Subordinated Notes due 2006 ("Subordinated Notes") for each outstanding share of 15% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 (the "Series A Preferred Stock") of the Company.

         The Company is a Delaware corporation which was formed in connection with the reorganization in May, 1998 (the "Reorganization") of its predecessor, River Bank America, a New York State chartered savings bank ("River Bank"), which had been engaged in the retail banking business and was subject to regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation. Pursuant to the Reorganization, the Company succeeded to the assets, liabilities and business of River Bank and is engaged in the management of its real estate assets, mortgage loans and investment securities under a business plan intended to maximize shareholder value, but is not engaged in the banking business and is not subject to the regulatory constraints previously imposed on River Bank by the bank regulatory authorities.

         In view of these changes in the nature of the Company and its business, the Board of directors has determined to effect the Exchange Offer for the purpose of affording all holders of the Series A Preferred Stock an opportunity to exchange their shares of Series A Preferred Stock for the Subordinated Notes which may be, for them, a more attractive investment. As more fully described in the enclosed Offering Circular, the Exchange Offer provides holders of the Series A Preferred Stock with an opportunity to exchange their perpetual preferred stock having a $25.00 per share liquidation value with non-cumulative dividend rights and no mandatory redemption provisions for $25.94 principal amount of a freely transferable debt security maturing in seven years which requires (i) semi-annual payments of interest (in kind or in cash, at the Company's option, for the first three years and in cash thereafter) at rates increasing from an initial 8% per annum rate and (ii) the repayment of principal in mandatory semi-annual installments commencing after three years with increasing redemption premiums on installments paid after

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four years. In addition, exchanging holders of Series A Preferred Stock will have the right to participate in an offering by the Company to holders of its Common Stock of rights or warrants to purchase shares of Common Stock that the Company currently intends to effect within one year of the completion of the Exchange Offer.

         The principal terms of the Exchange Offer were developed in an attempt to resolve on an amicable basis claims made by a group of holders of the Series A Preferred Stock that the May, 1998 Reorganization and dissolution of River Bank violated the rights of the holders of the Series A Preferred Stock. Notwithstanding discussions with such holders, on October 27, 1998, such holders commenced a lawsuit in the Supreme Court of the State of New York, County of New York (the "Action"), against the Company and the members of its Board of Directors who had authorized the Reorganization alleging, among other things, that the Reorganization and dissolution of River Bank violated the rights of the holders of the Series A Preferred Stock. The Company believes these allegations, which are described in detail in the accompanying Offering Circular, are without merit and intends vigorously to oppose the Action. Holders of Series A Preferred Stock whose shares are tendered and accepted by the Company for exchange pursuant to the Exchange Offer, including any of the plaintiffs in the Action, will have released the Company, its predecessors and successors, and their respective parents, subsidiaries, affiliates and assigns, and each of their respective officers, directors, employees, partners, advisors, agents and representatives from all claims relating to the Series A Preferred Stock, including but not limited to the claims alleged in the Action. Accordingly, the Company urges all holders to consult with their legal counsel prior to tendering their shares in the Exchange Offer.

         A complete description of the terms of the Exchange Offer, the Action and important financial information with respect to the Company appears in the accompanying Offering Circular and the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 attached as Annexes A and B, respectively, thereto. You are urged to read it carefully.

                                           Very truly yours,


                                           /s/ Nelson Stephenson
                                           Nelson Stephenson
                                           President and Chief Executive Officer

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